Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

June 22, 2020

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	J. Nolan McWilliams Attorney-Advisor Division of Corporation Finance

Re:	Rocket Companies, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 13, 2020 CIK No. 0001805284

Dear Mr. McWilliams:

On behalf of Rocket Companies, Inc., a Delaware corporation (the “Company”), we confidentially submit in electronic form for nonpublic review the accompanying Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement submitted with the Securities and Exchange Commission (the “Commission”) on May 13, 2020.

Amendment No. 2 is being confidentially submitted to the Securities and Exchange Commission for nonpublic view pursuant to the public filing guidelines announced by the Division of Corporation Finance on June 29, 2017 (the “Public Filing Guidelines”). The Company hereby acknowledges its agreement to the Public Filing Guidelines.

As discussed in our telephonic conversation on June 8, 2020, Amendment No. 2 reflects (a) the inclusion of Amrock Inc. and Nexsys Technologies LLC in the Rocket Companies, (b) the addition of required information for the three months ended March 31, 2020, and (c) the Company’s responses to comments received in a letter from the Staff of the Commission (the “Staff”), dated June 1, 2020 (the “Comment Letter”).

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Company Overview, page 1

1.	We note your response to our prior comment 1. Please revise your disclosure on page 2 to identify the source of the data that supports your statement that you are the largest retail mortgage originator.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 2 of Amendment No. 2.

Recent Developments, page 14

2.	We note your disclosure that as of April 30, 2020, you have accepted forbearance plans for approximately 89,000 clients, which represents approximately 4.7% of your total serviced client loans. Please continue to update this and your related liquidity disclosure as of the most recent practicable date.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 14 and 15 of Amendment No. 2.

Summary Results by segment for the years ended December 31, 2019, 2018 and 2017 , page 125

3.	In regard, to the disclosures of the “funded loan gain on sale margin” for both Direct to Consumer and Partner Network lending activities, please revise to discuss the significance of this measure and the reasons for the changes between periods presented, as well as the importance of this measure in comparison to the “gain on sale” margin disclosed on page 27 and elsewhere in the document.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 142 of Amendment No. 2.

* * *

If you have any questions regarding Amendment No. 2 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3025 or Christodoulos Kaoutzanis at (212) 373-3445.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy

cc:	Christodoulos Kaoutzanis
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Jay Farner
Rocket Companies, Inc.

Julie Booth
Rocket Companies, Inc.